FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated December 1, 2006 regarding Hitachi Announces Outcome of Tender Offer
2.	Tender Offer Report dated December 1, 2006
3.	Press release dated December 12, 2006 regarding Hitachi to Transfer Xanavi Shares to Clarion
4.	Press release dated December 19, 2006 regarding Hitachi to Repurchase its Own Shares
5.	Press release dated December 19, 2006 regarding Hitachi Announces Executive Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: December 27, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Outcome of Tender Offer

TOKYO, Japan, December 1, 2006 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the outcome of the tender offer for shares of Clarion Co., Ltd. (TSE:6796; Clarion), which concluded on November 30, 2006, and was previously announced on October 11, 2006 and October 24, 2006 and initiated on October 25, 2006.

1. Overview of Tender Offer (Announced October 11, 2006 and October 24, 2006)

(1) Name of subject company

Clarion Co., Ltd.

(2) Class of stock purchased

Common stock

(3) Tender Offer period

From October 25, 2006 (Wed.) through November 30, 2006 (Thu.) (37 days).

(4) Purchase price

230 yen per share

2. Outcome of Tender Offer

(1) Overview

Number of shares planned to be purchased	100,666,000 shares
Number of shares tendered	139,108,174 shares
Number of shares purchased	139,108,174 shares

(2) Outcome

Number of shareholders who tendered shares	3,191
Number of shares tendered	139,108,174 shares
Number of shares purchased	139,108,174 shares
Number of shares to be returned	0 shares
Hitachi will purchase all of the tendered shares.

(3) Calculation method for proportionate purchase

Not applicable.

(4) Change in Hitachi’s shareholding due to Tender Offer

Shareholding before Tender Offer	40,707,000 shares
(Shareholding: 14.41%)
Shareholding after Tender Offer	179,815,174 shares
(Shareholding: 63.66%)

(Note)	Shareholding percentages above are calculated based on the total number of voting rights of Clarion described in the Securities Report for the 66th business period filed on June 28, 2006 by Clarion (stated as 1,000 shares per unit). The total number of voting rights of the shareholders of Clarion was calculated as 282,452 by adding in the number of voting rights represented by shares less than one unit (1,583, which is the number of voting rights represented by the 1,583,037 shares left after deducting the 148 shares of treasury stock that are less than one unit held by Clarion from the 1,583,185 shares less than one unit as described in the Securities Report mentioned above).

(5) Funds necessary for purchase

31,994 million yen

3. Method and Commencement Date of Settlement

(1) Name of security company to settle Tender Offer and address of its head office

Nomura Securities Co., Ltd.

1-9-1, Nihombashi, Chuo-ku, Tokyo

(2) Commencement date of settlement

December 7, 2006 (Thu.)

(3) Method of settlement

A notice of the Tender Offer, etc. will be mailed to the address of the tendering shareholders, etc. (or, in the case of foreign shareholders, to the addresses of their standing proxies) without delay after the expiration of the Tender Offer period. The Tender Offer will be made in cash. The Tender Offer shall, upon the direction of the tendering shareholders, etc., remit the sale price for the purchased share certificates to the location designated by the tendering shareholder’s etc. or pay it out at the head office or any Japanese branch of Nomura Securities Co., Ltd., promptly after the commencement date of settlement.

4. Locations Where Tender Offer Report is Available

Hitachi, Ltd. (6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo)

Tokyo Stock Exchange, Inc. (2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd. (8-16, Kitahama 1-chome, Chuo-ku, Osaka)

5. Outlook

Clarion will become a consolidated subsidiary of Hitachi due to the Tender Offer. Hitachi will, if necessary, make an announcement regarding the impact of the Tender Offer on its operating results as soon as the information becomes available.

Following Clarion becoming a consolidated subsidiary of Hitachi, Xanavi Informatics Corporation, a wholly owned subsidiary of Hitachi, will be made a wholly owned subsidiary of Clarion. The method will be determined after the discussion between Hitachi and Clarion.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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(Summary Translation)

Tender Offer Report pursuant to Article 27-13 of the

Securities and Exchange Law of Japan

1. Terms and Conditions of Tender Offer

(1) Name of the Subject Company

Clarion Co., Ltd.

(2) Class of Stock to be Purchased

Common Stock

(3) Tender Offer Period

From October 25, 2006 (Wed.) through November 30, 2006 (Thu.) (37 days)

2. Outcome of Purchase

(1) Outcome of Tender Offer

The Offeror will purchase all of the tendered shares.

(2) Date of Public Notice and Name of Newspapers in which Public Notice is Posted

Pursuant to Article 27-13, paragraph 1 of the Securities Exchange Law of Japan, the Company announced the outcome of the tender offer to mass media at the Tokyo Stock Exchange on December 1, 2006 in accordance with Article 9-4 of the Securities and Exchange Law Enforcement Order and Article 30-2 of the Cabinet Ordinance concerning Disclosure of a Tender Offer for Share Certificates, etc., by a Party other than the Issuing Company.

(3) Number of Shares Purchased

139,108,174 shares

(4) Ownership Percentage of Shares after Tender Offer

Description	Number of Voting Rights

Number of voting rights represented by stock held by the Offeror as
of the Report Submission Date: (a)	179,815
Number of voting rights represented by stock held by Special Related
Parties as of the Report Submission Date: (b)	33
Total number of voting rights of the shareholders of the Subject
Company (as of March 31, 2006): (c)	280,869
Share holding ratio after the tender offer: (((a)+(b))/(c)) (%)	63.67

(Note 1)	The total number of voting rights of the shareholders of the Subject Company (c) is the number of voting rights of all shareholders described in the Securities Report for the 66th business period filed on June 28, 2006 by the Subject Company (stated as 1,000 shares per unit). As shares less than one unit are also subject to the Tender Offer, in calculating the “Share holding ratio after the tender offer”, the total number of voting rights of the shareholders of the Subject Company (c) was calculated as 282,452 by adding in the number of voting rights represented by shares less than one unit (1,583, which is the number of voting rights represented by the 1,583,037 shares left after deducting the 148 shares of treasury stock that are less than one unit held by the Subject Company from the 1,583,185 shares less than one unit as described in the abovementioned Securities Report).

(Note 2)	“Share holding ratio after the tender offer” is rounded to the nearest third decimal place.

(5) Calculation Method for Proportionate Purchase

Not applicable.

FOR IMMEDIATE RELEASE

Hitachi to Transfer Xanavi Shares to Clarion

Tokyo, December 12, 2006 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has signed a share transfer agreement with Clarion Co., Ltd. (Clarion) and plans to make Xanavi Informatics Corporation (Xanavi), a wholly owned subsidiary of Hitachi, a wholly owned subsidiary of Clarion as of January 1, 2007.

Subject to Clarion becoming a subsidiary of Hitachi following the closing of Hitachi’s tender offer for shares of Clarion, Xanavi is scheduled to be made a wholly owned subsidiary of Clarion. With Clarion becoming a Hitachi’s subsidiary due to the outcome of the tender offer, Hitachi will transfer its Xanavi shares to Clarion.

Through Xanavi becoming a wholly owned subsidiary of Clarion, Hitachi believes that, by promoting the integrated development of car navigation systems by Xanavi and Clarion, they can strengthen the basis of their Car Information Systems (CIS) business in platform software for products and the development of technologies for the future, and achieve a stronger total supply chain from the procurement of materials to production, sales and services.

Hitachi, Clarion and Xanavi have been cooperating in technological development and the procurement of materials for navigation systems and other products and systems. Through this reorganization move, Hitachi, Clarion, Xanavi and HCX Corporation, a joint venture company established by Hitachi and Clarion, will work toward integrating their business plans and operating systems to accelerate management and ensure the more effective utilization of resources in Hitachi Group.

1. Overview of Xanavi Informatics (as of March 21, 2006)

1) Location	6-35, Hironodai 2-chome, Zama-shi Kanagawa-ken 228-0012, Japan

2) President and CEO	Osamu Numata

3) Established	January 21, 1991

4) Main businesses	Development, production and sales of car navigation and information systems

5) Fiscal term	Ends March 31

6) No. of employees	484

7) Paid-in capital	2,500 million yen

8) No. of shares issued	50,000

9) Ownership	Hitachi 100%

10) Two-year summary of business results

(in millions of yen)

	FY 2005	FY 2006
Sales	45,000	44,432
Ordinary Income	1,820	868
Net Income	992	812
Total Assets	25,233	21,470
Net Assets	4,004	4,818

2. Number of shares to be transferred, ownership before and after and transfer price

1) Share ownership prior to transfer	50,000 (100% owned by Hitachi)

2) Number of shares to be transferred	50,000 (100% of issued shares of Xanavi)

3) Share ownership after transfer	0 (0% owned by Hitachi)

4) Transfer price	14,000 million yen

3. Schedule

December 12, 2006	Signing of Share Transfer Agreement

January 1, 2007 (scheduled)	Share transfer date

4. Effect on Hitachi’s business results

Hitachi will post an extraordinary gain of approximately 11.3 billion yen for the year ending on March 31, 2007 on unconsolidated basis due to this share transfer. However, there will be no change in Hitachi’s business forecast for the year ending on March 31, 2007 which was announced on October 31, 2006.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Hitachi to Repurchase its Own Shares

Tokyo, December 19, 2006 — Hitachi, Ltd. (TSE: 6501/NYSE: HIT) today announced that it determined, at the meeting of the Board of Directors held today, to repurchase its own shares, pursuant to its Articles of Incorporation in accordance with Article 459, paragraph 1 of the Company Law, in order to implement a flexible capital strategy, including business restructuring.

1. Class of shares to be repurchased: Common stock of Hitachi, Ltd.

2. Aggregate number of shares to be repurchased: Up to 30 million shares

3. Aggregate amount of repurchase: Up to 20 billion yen

4. Period of repurchase: By the end of March 2007

5. Method of repurchase: Purchase at market

(Reference)

Treasury stocks held by the Company as of September 30, 2006

Number of outstanding shares (excluding treasury stocks): 3,332,843,102 shares

Number of treasury stocks: 35,282,954 shares

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Hitachi Announces Executive Changes

Tokyo, December 19, 2006 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors held today. The appointments take effect on January 1, 2007.

1. Promotion [Effective January 1, 2007]

Kazuhiro Mori

New Position: Executive Vice President and Executive Officer, in charge of Power Systems and General Manager of Supervisory Office for Power Systems

Current Position: Senior Vice President and Executive Officer, in charge of Hitachi Group Companies Management Assistance, President and Director of Hitachi Displays, Ltd.

2. Change of Position [Effective January 1, 2007]

Tadahiko Ishigaki

New Position: Senior Vice President and Executive Officer, General Manager of Corporate Marketing Group, Chief Executive for North America, Customer Satisfaction Promotion Center, in charge of Digital Media Business and Group-Global, General Manager of Corporate Export Regulation Division

Current Position: Senior Vice President and Executive Officer, General Manager of Corporate Marketing Group, Customer Satisfaction Promotion Center, in charge of Digital Media Business and Group-Global, General Manager of Corporate Export Regulation Division

Shozo Saito

New Position: Senior Vice President and Executive Officer, in charge of Quality Assurance, Production Technology, Supervisory Office for Power Systems, Power Systems Business, Power Technology

Current Position: Senior Vice President and Executive Officer, in charge of Supervisory Office for Power Systems, Power Systems Business, Production Technology, Power Technology

Kazuhiro Tachibana

New Position: Vice President and Executive Officer, in charge of Strategic Marketing and Planning

Current Position: Vice President and Executive Officer, General Manager of Consumer Business Group

Makoto Ebata

New Position: Vice President and Executive Officer, General Manager of Consumer Business Group, President & Chief Executive Officer of Ubiquitous Platform Group

Current Position: Vice President and Executive Officer, Vice General Manager of Consumer Business Group, President & Chief Executive Officer of Ubiquitous Platform Group

3. Resignation [Effective December 31, 2006]

Hiroaki Nakanishi, currently Executive Vice President and Executive Officer, Chief Executive for North America, Chief Executive Officer of Hitachi Global Storage Technologies, Inc. (a)

(a)    Mr. Nakanishi is staying on as Chief Executive Officer of Hitachi Global Storage Technologies, Inc.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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<Reference>

Executive Officers [Effective January 1, 2007] [(b) Promotion/ (c) Change of Position]

	Etsuhiko Shoyama	Chairman

	Kazuo Furukawa	President, General Manager of Supervisory Office for MONOZUKURI

	Michiharu Nakamura	Executive Vice President and Executive Officer, in charge of Research & Development, Business Incubation, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Technology Officer

	Takashi Hatchoji	Executive Vice President and Executive Officer, General Manager of Compliance Division, in charge of Corporate Planning & Development, Legal & Corporate Communications, Management Audit, Procurement

	Takashi Miyoshi	Executive Vice President and Executive Officer, Chief Hitachi Group Headquarters, in charge of Business Development and Finance

(b)	Kazuhiro Mori	Executive Vice President and Executive Officer, in charge of Power Systems and General Manager of Supervisory Office for Power systems

(c)	Tadahiko Ishigaki	Senior Vice President and Executive Officer, General Manager of Corporate Marketing Group, Chief Executive for North America, Customer Satisfaction Promotion Center, in charge of Digital Media Business and Group-Global, General Manager of Corporate Export Regulation Division

Kunihiko Ohnuma

Senior Vice President and Executive Officer,

President & Chief Executive Officer of Urban Planning and Development Systems Group, in charge of Industrial Systems, General Manager of Motor Power Systems Division

	Manabu Shinomoto	Senior Vice President and Executive Officer, President & Chief Executive Officer and Chief Technology Officer of Information & Telecommunication Systems Group

	Taiji Hasegawa	Senior Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

(c)	Shozo Saito	Senior Vice President and Executive Officer, in charge of Quality Assurance, Production Technology, Supervisory Office for Power Systems, Power Systems Business, Power Technology

Junzo Kawakami

Senior Vice President and Executive Officer,

General Manager of Research & Development Group, Medical Systems Business Division, in charge of Supervisory Office for MONOZUKURI and Supervisory Office for Power Systems

	Minoru Tsukada	Senior Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

	Stephen Gomersall	Senior Vice President and Executive Officer, Chief Executive for Europe

Akira Maru

Vice President and Executive Officer,

in charge of Supervisory Office for Power Systems,

President & Chief Executive Officer of Power Systems Group, General Manager of Power & Industrial Systems Business Administration Division

Gaku Suzuki

Vice President and Executive Officer,

President & Chief Executive Officer of Industrial Systems Group, General Manager of Transportation Systems Division,Vice General Manager of Power & Industrial Systems Business Administration Division

	Naoya Takahashi	Vice President and Executive Officer, Executive Vice President and Chief Technology Officer of Information & Telecommunication Systems Group

	Junzo Nakajima	Vice President and Executive Officer, Executive Vice President and Chief Innovation Officer of Information & Telecommunication Systems Group

(c)	Kazuhiro Tachibana	Senior Vice President and Executive Officer, in charge of Strategic Marketing and Planning

(c)	Makoto Ebata	Senior Vice President and Executive Officer, General Manager of Consumer Business Group, President & Chief Executive Officer of Ubiquitous Platform Group

	Masahiro Hayashi	Vice President and Executive Officer, General Manager of Kansai Area

	Koichiro Nishikawa	Vice President and Executive Officer, in charge of Business Development

Shinjiro Kasai	Vice President and Executive Officer, in charge of Human Capital, General Manager of Secretarial Office and Head Office Business Support Division

Hiroyuki Fukuyama	Vice President and Executive Officer, in charge of Supervisory Office for MONOZUKURI, Production Technology, General Manager of Investment Planning Office and Corporate Quality Assurance Division

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